FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 Name and Address of Company

HIVE Digital Technologies Ltd. ("HIVE" or the "Company")

# 855 - 789 West Pender Street

Vancouver, BC V6C 1H2

Item 2 Date of Material Change

February 9, 2024.

Item 3 News Release

The press release attached as Schedule "A" was released on February 9, 2024 by a newswire company in Canada.

Item 4 Summary of Material Change

The material change is described in the press release attached as Schedule "A".

Item 5 Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6 Reliance of subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7 Omitted Information

Not applicable.

Item 8 Executive Officer

Darcy Daubaras

Chief Financial Officer

T: 604-664-1078

Item 9 Date of Report

February 9, 2024.

Schedule "A"

HIVE Digital Provides January 2024 Production Update Increasing Bitcoin HODL by 14%

This news release constitutes a "designated news release" for the purposes of the Company's amended and restated prospectus supplement dated August 17, 2023, to its short form base shelf prospectus dated May 1, 2023.

Vancouver, British Columbia--(Newsfile Corp. - February 9, 2024) - HIVE Digital Technologies Ltd. (TSXV: HIVE) (NASDAQ: HIVE) (FSE: YO0) (the "Company" or "HIVE") is pleased to announce the unaudited production figures from the Company's global Bitcoin operations for the month of January 2024, with 234.6 Bitcoin produced in January. The Company has maintained over 3.88 Exahash ("EH/s") of Bitcoin mining capacity on average for January 2024, including ASIC and GPU BTC hashrate (all amounts in US dollars, unless otherwise indicated).

Summary Overview:

  HIVE produced 234.6 Bitcoin in the month of January, from ASIC and GPU mining operations, representing an average of 60.5 Bitcoin Per Exahash, with an average hashrate of 3.88 EH/s for the month of January 2024;
  HIVE produced an average of 7.6 BTC per day in January 2024;
  HIVE ended the month with 3.85 EH/s of mining capacity, including ASIC and GPU BTC hashrate, a 5.6% month-over-month decrease.

The Company's HODL position at the end of January 2024 was 1,939 BTC, which was 234.6 BTC higher than the prior month, representing a 14% increase. All BTC produced was HODL during the month.

Arctic Cold Weather

HIVE mines Bitcoin sourcing geothermal and hydroelectric renewable energy in Sweden, Iceland and Canada. There have been a few days of conserving electricity consumption due to cold weather. The Company's software system to balance the grid has worked smoothly and HIVE expects, based on seasonal weather patterns, milder weather in March.

Cold weather in Northern Sweden, where the Company's facilities are 100 miles south of the Arctic Circle, hit negative 40 degrees Celsius. Fortunately, this seasonal pattern appears to be behind us. In addition, HIVE does hedge its cost of energy in Sweden.

Bitcoin Halving Strategy

Frank Holmes, Executive Chairman, of the Company stated "We have upgraded our fleet of ASICs, to improve our global fleet efficiency to reduce our average production cost per Bitcoin. In addition to this, we have been HODL'ing our Bitcoin reserves ahead of the Halving. With the Halving event in April 2024, the global daily Bitcoin block reward will reduce from 900 Bitcoin per day to 450 Bitcoin per day. This underscores the scarcity of Bitcoin, and thus we believe increasing our HODL will put HIVE in a strong position."

Bitcoin ASIC Upgrade with S21

Aydin Kilic, President & CEO of HIVE stated "We are thrilled to announce that we have received and installed our January batch of Bitmain S21 Antminers, the latest and most efficient machines on the market. These miners each have 200 TH/s and efficiency of 17.5 J/TH. To put this into perspective, this means that at current Bitcoin network difficulty of 75.5T these machines can produce a Bitcoin at a cost of approximately $10,000, assuming a power price of $0.04 per KWHR. HIVE has purchased 7,000 of these machines, which in total will provide 1.4 EH/s of high efficiency mining capacity to our fleet. Additionally, we note that our February batch will ship before Chinese New Year, and we anticipate receiving and installing them before the February month end."

January 2024 Production Figures

The Company's total Bitcoin production in January 2024 was:

  234.5 BTC produced from ASICs from an average hashrate of 3.88 EH/s from ASICs in January;
  7.6 BTC produced per day on average from ASICs, and 60.5 BTC/EH from ASICs in January;
  3.85 EH/s of BTC month end hashrate as of January 31, comprised of 3.85 EH/s of ASIC BTC hashrate and nil EH/s of GPU BTC hashrate;
  This represents a 4.8% month over month end decrease in BTC ASIC hashrate (December 31 month end was 4.05 EH/s);
  Monthly average of 3.88 EH/s, comprised of an average of 3.88 EH/s of ASIC mining capacity and average of nil PH/s of Bitcoin GPU mining capacity during the month of January;
  This is a 1.8% month-over-month decrease in BTC average hashrate from ASICs and GPUs combined (December average BTC hashrate was 3.95 EH/s).

Bitcoin Global Network Mining Difficulty Is Volatile

Network difficulty factors are a significant variable in the Company's gross profit margins. The Bitcoin network difficulty was 72.0T as of January 1, and decreased to 70.3 T as of January 31. Accordingly, Bitcoin mining difficulty ended the month about 2% lower than the beginning of the month.

The Bitcoin network difficulty is a publicly available statistic, which reflects the total number of Bitcoin miners online. This is an important metric in analyzing a company's gross profit margins, along with the number of Bitcoin produced. This data is publicly available on many websites, including www.Blockchain.com.

As more Bitcoin is mined (difficulty increases), the daily Bitcoin block reward (which presently is fixed at 900 Bitcoin per day), gets split amongst more miners; thus, each miner receives a smaller portion of the block reward. Conversely, as Bitcoin prices fall, many miners may lose money and power down, thus taking their hashrate off the network, causing network difficulty to decrease.

Those miners with the lowest costs of production, by virtue of having more efficient machines and/or lower energy costs, are able to continue production during these volatile cycles. Not all miners will continuously mine during the month. As a result, some miners will produce less Bitcoin than expected, relative to their advertised hashrate. For the foregoing reasons, HIVE will self-curtail part of its operations if the unhedged spot energy prices are uneconomical, thereby leaving part of its total gross hashrate unutilized.

Bitcoin miners are striving to use the most efficient Bitcoin ASIC chips, and HIVE is happy that it has been able to upgrade its global fleet during this crypto market downturn.

About HIVE Digital Technologies Ltd.

HIVE Digital Technologies Ltd. went public in 2017 as the first cryptocurrency mining company listed for trading on the TSX Venture Exchange with a sustainable green energy focus.

HIVE is a growth-oriented technology stock in the emergent blockchain industry. As a company whose shares trade on a major stock exchange, we are building a bridge between the digital currency and blockchain sector and traditional capital markets. HIVE owns green energy-powered data centre facilities in Canada, Sweden, and Iceland, where we endeavour to source geothermal and hydroelectric energy to mine digital assets such as Bitcoin on the cloud. Since the beginning of 2021, HIVE has held in secure storage the majority of its treasury of ETH and BTC derived from mining rewards. Our shares provide investors with exposure to the operating margins of digital currency mining, as well as a portfolio of Bitcoin. Because HIVE also owns hard assets such as data centers and advanced multi-use servers, we believe our shares offer investors an attractive way to gain exposure to the cryptocurrency space.

We encourage you to visit HIVE's YouTube channel here to learn more about HIVE.

For more information and to register to HIVE's mailing list, please visit www.HIVEdigitaltechnologies.com. Follow @HIVEDigitalTech on Twitter and subscribe to HIVE's YouTube channel.

On Behalf of HIVE Digital Technologies Ltd.

"Frank Holmes"

Executive Chairman

For further information please contact:

Frank Holmes

Tel: (604) 664-1078

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release.

Forward-Looking Information

Except for the statements of historical fact, this news release contains "forward-looking information" within the meaning of the applicable Canadian and United States securities legislation and regulations that is based on expectations, estimates and projections as at the date of this news release. "Forward-looking information" in this news release includes but is not limited to: business goals and objectives of the Company; the results of operations for January 2024; the acquisition, deployment and optimization of the mining fleet and equipment; the continued viability of its existing Bitcoin mining operations; and other forward-looking information concerning the intentions, plans and future actions of the parties to the transactions described herein and the terms thereon.

Factors that could cause actual results to differ materially from those described in such forward looking information include, but are not limited to, the volatility of the digital currency market; the Company's ability to successfully mine digital currency; the Company may not be able to profitably liquidate its current digital currency inventory as required, or at all; a material decline in digital currency prices may have a significant negative impact on the Company's operations; the regulatory environment for cryptocurrency in Canada, the United States and the countries where our mining facilities are located; economic dependence on regulated terms of service and electricity rates; the speculative and competitive nature of the technology sector; dependency on continued growth in blockchain and cryptocurrency usage; lawsuits and other legal proceedings and challenges; government regulations; the global economic climate; dilution; future capital needs and uncertainty of additional financing, including the Company's ability to utilize the Company's at-the-market equity offering program (the "ATM Program") and the prices at which the Company may sell Common Shares in the ATM Program, as well as capital market conditions in general; risks relating to the strategy of maintaining and increasing Bitcoin holdings and the impact of depreciating Bitcoin prices on working capital; the competitive nature of the industry; currency exchange risks; the need for the Company to manage its planned growth and expansion; the effects of product development and need for continued technology change; the ability to maintain reliable and economical sources of power to run its cryptocurrency mining assets; the impact of energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates; protection of proprietary rights; the effect of government regulation and compliance on the Company and the industry; network security risks; the ability of the Company to maintain properly working systems; reliance on key personnel; global economic and financial market deterioration impeding access to capital or increasing the cost of capital; share dilution resulting from the ATM Program and from other equity issuances; the construction and operation of facilities may not occur as currently planned, or at all; expansion may not materialize as currently anticipated, or at all; the digital currency market; the ability to successfully mine digital currency; revenue may not increase as currently anticipated, or at all; it may not be possible to profitably liquidate the current digital currency inventory, or at all; a decline in digital currency prices may have a significant negative impact on operations; an increase in network difficulty may have a significant negative impact on operations; the volatility of digital currency prices; the anticipated growth and sustainability of electricity for the purposes of cryptocurrency mining in the applicable jurisdictions; the inability to maintain reliable and economical sources of power for the Company to operate cryptocurrency mining assets; the risks of an increase in the Company's electricity costs, cost of natural gas, changes in currency exchange rates, energy curtailment or regulatory changes in the energy regimes in the jurisdictions in which the Company operates and the adverse impact on the Company's profitability; the ability to complete current and future financings, any regulations or laws that will prevent the Company from operating its business; historical prices of digital currencies and the ability to mine digital currencies that will be consistent with historical prices; an inability to predict and counteract the effects of COVID-19 on the business of the Company, including but not limited to the effects of COVID-19 on the price of digital currencies, capital market conditions, restriction on labour and international travel and supply chains; and, the adoption or expansion of any regulation or lawthat will prevent the Company from operating its business, or make it more costly to do so; and other related risks as more fully set out in the Company's disclosure documents under the Company's filings at www.sec.gov/EDGAR and www.sedarplus.ca.

The forward-looking information in this news release reflects the current expectations, assumptions and/or beliefs of the Company based on information currently available to the Company. In connection with the forward-looking information contained in this news release, the Company has made assumptions about the Company's objectives, goals or future plans, the timing thereof and related matters. The Company has also assumed that no significant events occur outside of the Company's normal course of business. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to its inherent uncertainty. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether because of newinformation, future events or otherwise, other than as required by law.

To view the source version of this press release, please visit

https://www.newsfilecorp.com/release/197364